[KEEFE, BRUYETTE & WOODS LETTERHEAD]

November 13, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Meridian Interstate Bancorp, Inc. Registration Statement on Form S-1 Request for Acceleration of Effectiveness File No. 333-146373

Ladies and Gentlemen:

        Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Meridian Interstate Bancorp, Inc. (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on Tuesday, November 13, 2007 at 5:00 p.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

/s/ Robert P. Hutchinson

Robert P. Hutchinson Principal

cc:   Michael Clampitt, Securities and Exchange Commission
        Gregory Dundas, Securities and Exchange Commission